U.S. Securities and Exchange Commission
                           Washington, D.C. 20549

                       NOTICE OF EXEMPT SOLICITATION
                    Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

The Walt Disney Company

2. Name of person relying on exemption:

Roy E. Disney, Patricia A. Disney, Roy P. Disney, Susan Disney Lord, Abigail E. Disney, Timothy J. Disney, Shamrock Holdings, Inc., Shamrock Holdings of California, Inc. and Stanley P. Gold

3. Address of person relying on exemption:

4444 Lakeside Drive, 2nd Floor, Burbank, California 91505

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

 The following slogan was posted on the savedisney.com website and is also being distributed on bumper stickers:

                   "Goodbye Michael...Restore the Magic."

                                    ****

  The attached materials were mailed to shareholders holding more than 250 shares on February 20, 2004.

                             ROY E. DISNEY
                            STANLEY P. GOLD

                          4444 Lakeside Drive
                           Burbank, CA 91505

                                                          February 20, 2004
Dear Fellow Disney Shareholder:

     The Disney Board has rejected the current Comcast takeover proposal. In the view of many, including us, the Comcast offer does not adequately reflect the true potential value of Disney's assets.

     However, the Disney Board is JUST PLAIN WRONG in continuing its lock-step support for Michael Eisner and his senior management team. It took your Board less than a week to decide to reject Comcast's bid. Yet, after NEARLY A DECADE OF SUBSTANDARD PERFORMANCE, your Board still does not acknowledge that the fundamental problems at Disney are Mr. Eisner's poor management and the Board's own refusal to hold him and his senior management accountable.

     Mr. Eisner and the Board have tried to raise questions about what's motivating us to ask you to withhold your vote for him and three other directors. Mr. Eisner and his Board claim our grievances are personal. They are not. Compare Comcast's critique of Disney with ours; they are virtually identical. As we have said all along, we think the record is clear. MR. EISNER AND HIS TEAM HAVE FAILED TO DELIVER SUSTAINABLE LONG-TERM VALUE TO SHAREHOLDERS.

     It is time to restore Disney to its former greatness. We urge you to send a message that you want new senior management and you want an effective, engaged Board that will have the courage to replace a senior management team that has demonstrated its inability to deliver long-term value to shareholders. IN THE UPCOMING DIRECTORS' ELECTION, VOTE NO ON MICHAEL EISNER, JOHN BRYSON, JUDITH ESTRIN AND GEORGE MITCHELL. BECAUSE THERE IS LITTLE TIME BEFORE THE ANNUAL MEETING, WE ENCOURAGE ALL SHAREHOLDERS TO ENSURE THAT THEIR VOTE IS COUNTED BY USING TELEPHONE OR INTERNET VOTING.

                            THE COMCAST PROPOSAL

     Like us, Brian Roberts and his team at Comcast recognize the failure of Disney senior management to implement effective strategies that would realize the inherent value of Disney's assets. However, we believe Comcast's takeover proposal - in which Disney shareholders would receive less per share than the current stock price and far less than what we believe is full value for Disney's assets - is clearly not the answer. Of course, we would seriously consider future offers that fully reflect the company's intrinsic value.

     In our view, what Disney needs now is not necessarily new ownership but a new senior management team that can generate superior value from the company's assets. The search by the Board for effective, high-quality senior management should commence IMMEDIATELY.

     Our belief that Disney needs new senior management does not stem from any special interest on our part. As we have repeatedly stated, neither of us has any interest in serving as Disney's CEO or Chairman. We do, however, have an interest in seeing the value of Disney's assets fully utilized for the benefit of all Disney shareholders.

     WE BELIEVE A NEW SENIOR MANAGEMENT TEAM, OVERSEEN BY A VIGILANT, ACTIVIST BOARD, SHOULD BE ABLE TO TAP INTO AND BUILD UPON WHAT COMCAST CALLED "THE WONDERFUL TREASURE TROVE OF ASSETS INSIDE THE WALT DISNEY COMPANY." In this way, we believe that you, as Disney shareholders, will be able to capture the value that rightfully belongs to you.

                          WHY IS DISNEY A TARGET?

     In explaining the reasons for their takeover proposal, Comcast's executives reprised many of our long-standing views regarding the failures of Mr. Eisner and his senior management team, including:

     o ABC: Among television networks, Comcast pointed out that ABC is "a weak number four," only breaking even while "CBS, Fox and NBC make between $800 million and $1.3 billion a year."

     o Disney Cable Network Group: Comcast commented that, "If you look at The Walt Disney Company's cable assets, they are fantastic assets. However, if you drill down and look at the Disney Cable Networks Group and, in particular, ABC Family ... [it is] certainly not a fair return on investment."

     o Animation: Comcast noted the rich legacy of Disney animation and its importance as the heart of Disney and observed that, "until fairly recently ... [i]t was the dream of every great animator to grow up some day and work for The Walt Disney Company."

     o Theme Parks: Comcast stated that there is "room for revitalization and improvement ... to restore some of the creative spark to the attractions and hotel and concession side of those businesses."

     We wholeheartedly agree that Disney possesses extraordinary assets and that those assets need to be sustained and nurtured. We also agree with the Comcast bid's implicit message that poor senior management and leadership are at the heart of Disney's problems. Disney shareholders deserve a new senior management team that will fuel original and exciting concepts and foster creative partnerships that lead to long-term shareholder value, not just sequels and repackaged versions of existing products and attractions.

                             WHAT CAN BE DONE?

     The failure of senior management and the Board, in our view, has made Disney a target for unacceptably low bids such as the one Comcast offered last week. BUT DISNEY SHAREHOLDERS SHOULD NOT HAVE TO CHOOSE BETWEEN ACCEPTING AN INADEQUATE BID PRICE OR CONTINUING TO TOLERATE A SENIOR MANAGEMENT THAT IS INCAPABLE OF REALIZING DISNEY'S INHERENT VALUE. Shareholders deserve better.

     The solution to the challenges highlighted by the Comcast bid is simple - the Disney Board must replace Mr. Eisner NOW and appoint new senior management who can help ENSURE THAT THE COMPANY'S FULL VALUE IS REALIZED BY DISNEY'S SHAREHOLDERS. We caution the Board against taking any self-serving actions that do not address the fundamental issues facing Disney. Superficially expedient measures - such as the implementation of a "poison pill" defense, dispositions of assets at "fire sale" prices or imprudent or overpriced acquisitions - would have the long-term effect of lowering shareholder value.

     WE URGE SHAREHOLDERS TO SEND A MESSAGE TO THE DISNEY BOARD THAT OPPOSITION TO THE COMCAST BID DOES NOT MEAN SUPPORT OF THE STATUS QUO. Let the Board know that you will not sit idly by while, in our view, senior management squanders Disney's rich heritage and fails to develop and support new, creative and exciting concepts. Shareholders deserve a Board that will finally demonstrate its active independence by replacing a senior management team that over the past eight years has failed to deliver. Remind senior management and the Board that shareholders are the ultimate authority. VOTE NO ON THE RE-ELECTION OF MICHAEL EISNER, AND VOTE NO ON JOHN BRYSON, JUDITH ESTRIN AND GEORGE MITCHELL.

                             PLEASE VOTE TODAY

            DON'T MISS THE OPPORTUNITY TO HAVE YOUR VOICE HEARD!

     For your convenience, we have enclosed The Walt Disney Company's proxy card. Please take a few moments to vote your shares. YOUR VOTE MATTERS. We need you to sign and return your proxy card to The Walt Disney Company in the envelope provided - BUT PLEASE TAKE THE TIME TO INDICATE ON YOUR PROXY CARD THAT YOU ARE WITHHOLDING YOUR VOTE ON MICHAEL EISNER, JOHN BRYSON, JUDITH ESTRIN AND GEORGE MITCHELL.

     PLEASE MARK AN "X" ON YOUR PROXY CARD IN THE THIRD BOX "FOR ALL EXCEPT" AND WRITE THE NUMBER 3 IN THE BLANK SPACE PROVIDED TO WITHHOLD ON MICHAEL EISNER, THE NUMBER 1 TO WITHHOLD ON JOHN BRYSON, THE NUMBER 4 TO WITHHOLD ON JUDITH ESTRIN AND THE NUMBER 9 TO WITHHOLD ON GEORGE MITCHELL. (You also have the option to mark an "X" in the box "Withhold All" to withhold on all 11 directors.)

     Even if you have already voted for any or all of Disney's nominees, YOU CAN CHANGE YOUR MIND AND YOUR VOTE by sending in the enclosed Walt Disney Company proxy card, marked with an "X" in the box "For All Except" and write the numbers 3, 1, 4 and 9 to withhold on Eisner, Bryson, Estrin and Mitchell, respectively.

     If you have any questions on how to VOTE NO, please contact our proxy specialists -- MacKenzie Partners, Inc. Toll-Free at (800)-322-2885 or at
(212)-929-5500 or by email at SAVEDISNEY@MACKENZIEPARTNERS.COM. They will be pleased to help you through the process. You may also see www.savedisney.com for specific instructions or email us at VOTENO@SAVEDISNEY.COM.

       WE NEED YOUR HELP TO RESTORE THE MAGIC. THE DECISION IS YOURS.

                               VOTE NO TODAY!

                        THANK YOU FOR YOUR SUPPORT.

                                 Sincerely,


      /s/ Roy E. Disney                         /s/ Stanley P. Gold

          Roy E. Disney                             Stanley P. Gold




P.S. We thought you might find the attached newspaper article from the Los Angeles Times of interest when making your determination whether to VOTE NO on Michael Eisner, John Bryson, Judith Estrin and George
Mitchell!

                    [GRAPHIC OMITTED - LATIMES.COM LOGO]
--------------------------------------------------------------------------------

                               MICHAEL HILTZIK

                                 GOLDEN STATE

               ARE DISNEY'S DIRECTORS ONLY EISNER'S PUPPETS?

February 16, 2004

To WALT DISNEY Co. shareholders hoping that COMCAST Corp.'s offer -- or any others that follow -- will get an objective hearing on their behalf, the scariest words in the world might have been the ones uttered by Disney Chairman and Chief Executive Michael Eisner late last week: "The board is very solidly behind the management of this company."

Of course, it's possible that Eisner was talking through his hat. It's also possible that the board is behind him largely because several directors who stood up to him in the past, namely Andrea Van de Kamp, Roy E. Disney and Disney's business partner, Stanley P. Gold, have been ousted or quit. Finally, it's possible that the board sees in Eisner something that Comcast has overlooked: a skilled executive poised to lead his company back to glory after seven years of wandering through the slough of despond.

Comcast's bid threw down the gauntlet to a board that has long had a reputation as Eisner's cat's-paw. According to the traditional picture of this body, Eisner sets its agendas. He brooks little discussion at board meetings and certainly not heated disagreement, and seldom loses a vote. He discourages directors' getting to know one another outside of board meetings, the better to remain the sole source of information for each.

Several board members say this picture is a caricature, but it nevertheless contributed to last week's recommendation by Institutional Shareholder Services, a widely respected advisory firm for institutional investors, that shareholders cast a symbolic "no" vote against Eisner's election to the board at the Disney annual meeting next month. ("If there were ever a case for separating the roles of Chairman and CEO," ISS wrote, "this company is the poster child.")

Is that changing? In recent years, the board has taken steps to move toward what corporate do-gooders call "improved governance." It retired several directors whose role seemed to be chiefly decorative, such as the movie star Sidney Poitier, and raised the ratio of at least nominally independent directors -- those without financial ties to Eisner or the company.

It created the post of presiding director, a job designed as a sort of non-Eisner center of authority, and filled it with former U.S. Sen. George Mitchell, a longtime Disney director whose work as a negotiator in Northern Ireland and the Middle East has given him unassailable credentials for rectitude and intrepidness. Mitchell schedules an executive session at every board meeting, from which Eisner and other Disney officers are excluded.

"The board is absolutely getting a bad rap," Judith Estrin, a successful Silicon Valley entrepreneur and a Disney director since 1998, told me. She says it has made steady progress toward modern standards of independence and stockholder representation, and that public perceptions haven't caught up to reality. "This process takes time," she says. "You can't find great board members in a month."

Plainly its bad rap has begun to get under the board's skin. Over the last few days Estrin and other directors have taken rare public exception to an attack -- some of it exceedingly personal -- that Gold and Roy Disney launched in a conference call with a proxy advisory firm the day the Comcast offer was unveiled. ("About two-thirds of the way through every meeting I've ever sat through," Disney said at one point, "they're looking at their watch trying to figure out what time the plane leaves.")

The conclusion is unavoidable that things must have gotten, well, rather colorful inside the boardroom while Gold and Disney were still directors. (Some of the remaining members talk about "appreciating" and "respecting" the brusque and outspoken Gold in tones that suggest that most of the time they were wishing he'd just shut up.) Now that the two dissidents are on the outside tossing bombshells back over the wall, their targets contend that they're trying to provoke the board into dumping Eisner simply to get some peace and quiet.

Board members say that whatever the case in the past, the current Disney board is a "model of independence," in the words of Raymond L. Watson, vice chairman of IRVINE CO. and a Disney director for 30 years. (Watson will retire from the board next month.) "It's totally false that the board is Michael Eisner's instrument."

Still, in many ways the Disney board remains a living testament to what's wrong with American corporate governance, even in this supposed golden age of empowered oversight.

Among the directors are current or former officials of companies so troubled that their ability to oversee Disney's journey out of the swamp is debatable.

Take John E. Bryson, the chairman and chief executive of EDISON INTERNATIONAL and a Disney director since 2000. As a utility executive Bryson lobbied for the deregulation of California's electrical industry, which he saw as an opportunity to reap huge profits in the free market. When deregulation turned catastrophic, he recast his company as a reluctant participant and lobbied for a state bailout from the risks of competition in the cold, cruel world. Southern California Edison customers are still paying the price for his misjudgments.

Bryson also sits on the board of BOEING Co., where scandals involving its apparent misappropriation of a competitor's secrets and its alleged tampering with a Defense Department official cost CEO Phil Condit his job last year.

Former Sen. Mitchell was a director of XEROX Corp. through 2002, a period in which that company faced allegations that its management manipulated its financial results for four years -- and failed to cooperate with government investigators to boot. (The company paid a stiff fine, restated four years of results and, surprise, neither admitted nor denied the charges.)

One of the board's newest directors -- joining only last month -- is Aylwin Lewis, the chief operating officer of YUM BRANDS Inc. (This is the holding company for KFC, Pizza Hut and a few other fast-food chains). Lewis sits on one other board -- that of HALLIBURTON Co., which is no longer famous for being the company once headed by Vice President Dick Cheney. It's now famous because of its apparent compulsion to rip off the federal government in ever-novel ways on its contracts for oil and administrative services in Iraq.

Mitchell's resume, meanwhile, raises another important point about the Disney board (and, sadly, many others): He looks to be stretched rather thin. At present, Mitchell sits on three corporate boards other than Disney's -- FEDEX Corp., STAPLES Inc. and STARWOOD HOTELS & RESORTS WORLDWIDE Inc. He is also a partner in a prominent Washington lobbying firm, and presumably remains on call to help quell any geopolitical crises that may require his intervention.

To be fair, Mitchell, has sharply scaled back his workload -- in the 2000-02 period, he sat on eight boards. And he has many admirers in the company, who say he has never missed a board or committee meeting in his nine years as a director.

"His reputation speaks for itself -- he is a very high-integrity person," Estrin says. "He's at every board meeting, engaged. This is a high priority for him."

One principle of corporate board-making, Watson observes, is that directors should have enough outside interests and financial resources to keep them from being beholden to any company's management. But how many directorships can one person handle while remaining fully engaged? Eight seems certainly to be overdoing it, but what about four? (This reminds me of the old joke about martinis -- one's not enough, two's too many, three's not enough, etc.)

The prevalence of multiple directorships among the Disney board members -- and once again, this is characteristic of almost all corporate boards -- underscores how the traditional view of directorships as part-time jobs is increasingly at odds with the time demands of board membership, its increasing exposure to legal liability and mounting shareholder expectations.

Even the compensation paid to directors recognizes implicitly that managements don't really expect them to pay rapt attention. After all, the benchmark fee of about $50,000 a year may seem lavish for a VIP to sit through four or six board meetings a year in a stupor; but it's not nearly enough for someone determined to keep a canny CEO like Michael Eisner in check by actually learning the business.

The truth is, it's impossible to tell just from the testimony of insiders and dissidents whether the Disney board is now genuinely independent or whether its governance initiative is still, to crib from the title of Eisner's 1998 autobiography, a work in progress. Board members can praise Eisner's assiduousness in meeting and communicating with them, while begging the question of whether he's always told them everything they need to know.

One can attribute Disney's woeful performance over the last few years to the bad economy and the aftermath of 9/11, as Eisner's fans do, or consider whether the fabulous job he did with the late Frank Wells in turning around the company from 1984 to 1994 continues to inoculate him from taking more responsibility for the dismal decade that followed.

If this board is truly independent, it could ask for no better opportunity to show it than through its handling of the Comcast offer. That doesn't mean it has to accept even a bid at a financial premium, only that a rejection will have to be based on more than: In Eisner we trust. Comcast implicitly made Eisner the issue in its merger offer, and it may be that the board can fulfill its responsibility to the shareholders only by isolating him from the review process and striking out on its own, wherever the path leads.

                             -----------------

                             [GRAPHIC OMITTED]



                      Copyright 2004 Los Angeles Times




    Permission to reprint this article was neither sought nor obtained.